UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                       THE MILLBURN WORLD RESOURCE TRUST
                       ---------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)


                                   600990121
                                --------------
                                (CUSIP Number)


                                 May 31, 2006
                                 ------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 5 Pages

                                 SCHEDULE 13G

CUSIP No.: 600990121                                           Page 2 of 5 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          RICHARD G. SHOTELL
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  231.601
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             231.601
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          231.601
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.1%
.................................................................................
12.       Type of Reporting Person:

          IN

                                                             Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  The Millburn World Resource Trust (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  c/o Millburn Ridgefield Corporation, 411 West Putnam Avenue, Greenwich, CT. 06830.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of Richard G. Shotell ("Mr. Shotell", or the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of Mr. Shotell is 45 Main Street, Lockport, New York 14094

Item 2(c).        Citizenship

                  Mr. Shotell is a citizen of the United States of America

Item 2(d).        Title of Class of Securities:

                  Units of Beneficial Interest (the "Units")

Item 2(e).        CUSIP Number:

                  600990121

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of July 7, 2006, Mr. Shotell may be deemed to beneficially own 231.601 Units.

Item 4(b).        Percent of Class:

                  The number of Units that the Reporting Person may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Units outstanding (based upon information provided by the Issuer to the Reporting Person, there were 4,502.152 Units outstanding as of June 30, 2006).

                                                             Page 4 of 5 Pages


Item 4(c).        Number of Units of which such person has:

Mr. Shotell:
------------
(i) Sole power to vote or direct the vote:                              231.601

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:               231.601

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.     Ownership of Five  Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 5 of 5 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2006                              RICHARD G. SHOTELL


                                                /s/ Richard G. Shotell
                                                --------------------------------